UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                                PriceSmart, Inc.
                                ----------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    741511109
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                November 3, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

                         (continued on following pages)


                              (Page 1 of 12 Pages)

CUSIP No.741511109                     13D/A                 Page 2  of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3688497



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         146,075 shares (See Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         146,075 shares (See Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     146,075 shares (See Items 4 and 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     2.0% (See Items 4 and 5)(1)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based upon 6,871,913 shares outstanding on June 30, 2003, as set forth in the Company's most recent report on Form 10-Q for the period ending June 30, 2003 filed with the Securities and Exchange Commission on July 15, 2003 plus the 500,000 shares of Common Stock issued on or about October 29, 2003 and includes approximately 326 shares of Series A Preferred Stock currently convertible into approximately 8,704 shares of common stock.

                              (Page 2 of 12 Pages)

CUSIP No.741511109                     13D/A                 Page 3  of 12 Pages


________________________________________________________________________________
1 NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value Offshore Fund, Ltd.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not Applicable



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF          25,836 shares (See Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING          25,836 shares (See Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     25,836 shares (See Items 4 and 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.3% (See Items 4 and 5)(1)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based upon 6,871,913 shares outstanding on June 30, 2003, as set forth in the Company's most recent report on Form 10-Q for the period ending June 30, 2003 filed with the Securities and Exchange Commission on July 15, 2003 plus the 500,000 shares of Common Stock issued on or about October 29, 2003 and includes approximately 234 shares of Series A Preferred Stock currently convertible into approximately 6,256 shares of common stock.

                              (Page 3 of 12 Pages)

CUSIP No.741511109                     13D/A                 Page 4  of 12 Pages


________________________________________________________________________________
1 NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P. I I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3953291



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         166,059 shares (See Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         166,059 shares (See Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     166,059 shares (See Items 4 and 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     2.2% (See Items 4 and 5)(1)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based upon 6,871,913 shares outstanding on June 30, 2003, as set forth in the Company's most recent report on Form 10-Q for the period ending June 30, 2003 filed with the Securities and Exchange Commission on July 15, 2003 plus the 500,000 shares of Common Stock issued on or about October 29, 2003 and includes approximately 459 shares of Series A Preferred Stock currently convertible into approximately 12,240 shares of common stock.

                              (Page 4 of 12 Pages)

CUSIP No.741511109                     13D/A                 Page 5  of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: Wynnefield Capital Management LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-4018186



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         312,134 shares (See Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         312,134 shares (See Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     312,134 shares (See Items 4 and 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.2% (See Items 4 and 5)(1)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO (Limited Liability Company)
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based upon 6,871,913 shares outstanding on June 30, 2003, as set forth in the Company's most recent report on Form 10-Q for the period ending June 30, 2003 filed with the Securities and Exchange Commission on July 15, 2003 plus the 500,000 shares of Common Stock issued on or about October 29, 2003 and includes approximately 561 shares of Series A Preferred Stock currently convertible into approximately 20,944 shares of common stock.

                              (Page 5 of 12 Pages)

CUSIP No.741511109                     13D/A                 Page 6  of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: Wynnefield Capital, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         25,836 shares (See Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         25,836 shares (See Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     25,836 shares (See Items 4 and 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.3% (See Items 4 and 5)(1)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO (Limited Liability Company)
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based upon 6,871,913 shares outstanding on June 30, 2003, as set forth in the Company's most recent report on Form 10-Q for the period ending June 30, 2003 filed with the Securities and Exchange Commission on July 15, 2003 plus the 500,000 shares of Common Stock issued on or about October 29, 2003 and includes approximately 234 shares of Series A Preferred Stock currently convertible into approximately 6,256 shares of common stock.

                              (Page 6 of 12 Pages)

     This Amendment No. 2 ("Amendment No. 2") amends the Statement of Beneficial Ownership on Schedule 13D, filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI" and, collectively with the Partnership, the Partnership-I, the Fund and WCM, the "Wynnefield Group"), with the Securities and Exchange Commission (the "Commission") on September 25, 2002 and amended by that certain Amendment No. 1 thereto, filed with the Commission on October 30, 2002 (together, the "Schedule 13D"), with respect to the shares of common stock, par value $0.0001 per share, of PriceSmart, Inc., a Delaware corporation with its principal executive offices located at 4649 Morena Boulevard, San Diego, California 92117. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 1. SECURITY AND ISSUER.

     Item 1 is hereby amended by changing the defined term "Amendment No. 1" therein to "Amendment No. 2".

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby amended by changing the defined term "Amendment No. 1" therein to "Amendment No. 2".

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is hereby supplemented and amended by adding thereto the following:

         This Amendment No. 2 relates primarily to sales of Common Stock by members of the Wynnefield Group resulting in the Wynnefield Group beneficially owning less than 5% of the total outstanding shares of Common Stock of the Issuer. However, during the 60 days preceding this Amendment No. 2, certain members of the Wynnefield Group have made purchases of shares of Common Stock as set forth in Item 5 hereof. Such purchases were made from the separate working capital of such entities, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants. The approximate amount of consideration used to purchase such shares of Common Stock during the past 60 days is as follows:

                              (Page 7 of 12 Pages)

                               NUMBER OF SHARES
     NAME                      OF COMMON STOCK         CONSIDERATION PAID
     ----                      ---------------         ------------------
     Partnership*              5,200                   $34,500
     Partnership - I*          6,300                   $43,155
     Fund**                    3,500                   $23,100


     * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

     ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

ITEM 4. PURPOSES OF TRANSACTION.

     The response to Item 4 is hereby supplemented and amended by adding thereto the following:

     On November 3, 2003, the Wynnefield Group sold 10,300 shares of Common Stock on the open market at market price. Since such date, the Wynnefield Group sold an additional 8,500 and 6,200 shares on November 3, 2003, and 8,300 and 6,700 shares on November 4, 2003, in the open market at market price. The sales of Common Stock of November 3, 2003 resulted in the Wynnefield Group beneficially owning less than 5% of the total outstanding shares of Common Stock of the Issuer.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a) - (c) As of November 19, 2003, the Wynnefield Group beneficially owned in the aggregate 337,970 shares of Common Stock and Series A Preferred Stock (assuming conversion of all shares of Series A Preferred Stock held by the Wynnefield Group), constituting approximately 4.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 6,871,913 shares outstanding on June 30, 2003, as set forth in the Company's most recent report on Form 10-Q for the period ending June 30, 2003 filed with the Securities and Exchange Commission on July 15, 2003 plus the 500,000 shares of Common Stock issued by the Issuer on or about October 29, 2003 and the 27,200 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock held by the Wynnefield Group). The following table sets forth certain information with respect to shares of Common Stock and Series A Preferred Stock (assuming conversion of all shares of Series A Preferred Stock held by the Wynnefield Group) beneficially owned directly by the Wynnefield Group members listed:

                                                          APPROXIMATE
                                NUMBER OF                 PERCENTAGE OF
     NAME                         SHARES               OUTSTANDING SHARES
     ----                      ------------            ------------------
     Partnership *               146,075                      2.0%
     Partnership-I *             166,059                      2.2%
     Fund **                      25,836                      0.3%


                              (Page 8 of 12 Pages)

     * WCM has an indirect beneficial ownership interest in these shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

     ** WCI has an indirect beneficial ownership interest in these shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock.

     WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock that the Partnership and Partnership-I beneficially own.

     Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock, Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock that WCM may be deemed to beneficially own.

     WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock, the Series A Preferred Stock and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock, the Series A Preferred Stock and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock that the Fund beneficially owns.

     Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock, the Series A Preferred Stock and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock, the Series A Preferred Stock and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock that WCI may be deemed to beneficially own.

                              (Page 9 of 12 Pages)

     Beneficial ownership of shares of Common Stock, the Series A Preferred Stock and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock shown on the cover pages of and set forth elsewhere in this Amendment No. 2 for each member of the Wynnefield Group assumes that they have not formed a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 337,970 shares of Common Stock, (assuming the conversion of all Series A Preferred Stock held by the Wynnefield Group), constituting approximately 4.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 6,871,913 shares outstanding on June 30, 2003, as set forth in the Company's most recent report on Form 10-Q for the period ending June 30, 2003 filed with the Securities and Exchange Commission on July 15, 2003 plus the 500,000 shares of Common Stock issued by the Issuer on or about October 29, 2003 and the 27,200 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock held by the Wynnefield Group).

     The filing of this Amendment No. 2 and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of the Wynnefield Group, except as described in this Amendment No. 2, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

     The Wynnefield Group has made purchases and sales of shares of Common Stock during the past 60 days, as follows:


                                                                            NUMBER OF         PRICE PER
NAME                           DATE                    TRANSACTION           SHARES             SHARE
----                           ----                    -----------        ------------        --------
Partnership               September 18, 2003             Purchase           2,000               $6.85

Partnership               September 30, 2003             Purchase           3,200               $6.50

Partnership               October 22, 2003               Sale               13,500              $6.99

Partnership               November 3, 2003               Sale               8,500               $8.19

                             (Page 10 of 12 Pages)

                                                                            NUMBER OF         PRICE PER
NAME                           DATE                    TRANSACTION           SHARES             SHARE
----                           ----                    -----------        ------------        --------
Partnership               November 4, 2003               Sale               6,700               $8.99

Partnership - I           September 18, 2003             Purchase           2,000               $6.85

Partnership - I           September 30, 2003             Purchase           4,300               $6.85

Partnership - I           October 21, 2003               Sale               700                 $7.70

Partnership - I           November 3, 2003               Sale               10,300              $8.19

Partnership - I           November 4, 2003               Sale               8,300               $8.99


Fund                      September 18, 2003             Purchase           1,000               $6.85

Fund                      September 30, 2003             Purchase           2,500               $6.50

Fund                      October 23, 2003               Sale               55,000              $7.52

Fund                      November 3, 2003               Sale               6,200               $8.19

     (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) The sales of Common Stock on November 3, 2003 resulted in the Wynnefield Group beneficially owning less than 5% of the total outstanding shares of Common Stock of the Issuer.

                             (Page 11 of 12 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  November 19, 2003

                               WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                               By:    Wynnefield Capital Management, LLC,
                                      General Partner

                               By:    /s/Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, Co-Managing Member


                               WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                               By:    Wynnefield Capital Management, LLC,
                                      General Partner

                               By:    /s/Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, Co-Managing Member


                               WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                               By:    Wynnefield Capital, Inc.


                               By:    /s/Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, President


                               WYNNEFIELD CAPITAL MANAGEMENT, LLC


                               By:    /s/Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, Co-Managing Member


                               WYNNEFIELD CAPITAL, INC.


                               By:    /s/Nelson Obus
                                      ------------------------------------------
                                      Nelson Obus, President


                             (Page 12 of 12 Pages)